February 18, 2025

Britt Vitalone
Chief Financial Officer
McKesson Corporation
6555 State Hwy 161
Irving, TX 75039

        Re: McKesson Corporation
            Form 10-K for Fiscal Year Ended March 31, 2024
            File No. 001-13252
Dear Britt Vitalone:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity, and Capital Resources
Operating Activities, page 48

1. Your disclosure here and in the Form 10-Q for the interim period ended December 31,
       2024 appears to show how reported operating cash was derived for each period as already presented in the statement of cash flows. Please note citing items reported in the statement of cash flows may not provide a sufficient basis to understand how cash was affected and changed by them. For example, you refer to changes in accounts receivable, which represents uncollected revenue, and accounts payable, which represents unpaid amounts to others. Operating cash decreased in the current annual and noted interim period relative to the corresponding prior year period, yet the cited lower amount of litigation payments in the current period suggests operating cash should have increased. Also, you refer to noncash items and accruals/charges that do not appear to change cash. Your analysis should be of the factors that caused the reported amount of operating cash to vary from period to period. Regarding analysis, refer to the introductory paragraph of Item 303(b) of Regulation S-K, introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance.
 February 18, 2025
Page 2

       Additionally, refer to section III.D of Release No. 33-6835 (501.04 of
the staff   s
       Codification of Financial Reporting) regarding quantification of factors affecting operating cash flows, as well as results discussed elsewhere. Please revise your disclosure as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services